UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HUDSON ACQUISITION I CORP.
(Name of Issuer)

Share of Common Stock, par value $0.0001 per share

Units

Rights

(Title of Class of Securities)

44364H 209

44364H 100

44364H 118

(CUSIP Number)

Jiang Hui
Chief Executive Officer

19 West 44th Street, Suite 1001

New York, New York 10036
(347) 205-3126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44364H 209

CUSIP No. 44364H 100

CUSIP No. 44364H 118

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hudson SPAC Holding, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,096,500(1)
	8	Shared voting power 0
	9	Sole dispositive voting power 2,096,500(1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,096,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 23.45% (2)
14	Type of reporting person* CO

(1)	It includes (i) 1,725,000 shares of the common stock, par value $0.0001 per share (the “Share”) Hudson SPAC Holding, LLC (the “Reporting Person”) acquired on December 10, 2021, (ii) 340,000 units (the “Units”) acquired by the Reporting Person on October 18, 2022 in conjunction of the initial public offering of the Issuer, consisting of one Share and one right to receive one fifth (1/5) of a Share upon the consummation of an initial business combination (the “Rights”), and (iii) 31,500 Units acquired by the Reporting Person on October 21, 2022 in conjunction with the exercise of the over-allotment option in by the Issuer’s underwriters. The Reporting Person’s Units have not been traded separately as of the date herein.

(2)	The calculation of this percentage is based on (i) 1,922,000 shares of common stock, and (ii) 7,019,800 units, outstanding as of December 22, 2022.

SCHEDULE 13D

CUSIP No. 44364H 209

CUSIP No. 44364H 100

CUSIP No. 44364H 118

This statement relates (the “Schedule 13D”) to the shares of common stock, par value $0.0001 and the units, consisting of one Share and one right to receive one fifth (1/5) of a Share upon the consummation of an initial business combination (the “Units,” together with the Shares as the “Securities”), issued by Hudson Acquisition I Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: (i) shares of common stock, $0.0001 par value, and (ii) Units, consisting of one Share and one Right to receive one fifth (1/5) of a Share upon the consummation of an initial business combination.

Issuer:	Hudson Acquisition I Corp.
19 West 44th Street, Suite 1001, New York, New York 10036

Item 2.	Identity and Background.

(a) This statement is filed by Hudson SPAC Holding, LLC, a Delaware limited liability corporation (the “Reporting Person”). The Reporting Person is the holder of record of approximately 23.45% of the Issuer’s outstanding Securities based on the number of Securities outstanding as of December 22, 2022.

(b) The principal business address of the Reporting Person is 19 West 44th Street, Suite 1001, New York, New York 10036.

(c) The Reporting Person is the sponsor of the Issuer and primarily involved in investment.

(d) During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is limited liability company incorporated in Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 44364H 209

CUSIP No. 44364H 100

CUSIP No. 44364H 118

Item 4.	Purpose of Transaction.

On March 18, 2021, the Reporting Person entered into a security subscription agreement with the Issuer, pursuant to which the Reporting Person received 2,875,000 shares (the “Founder Shares”) of the Issuer’s common stock for an aggregate price of $25,000. On January 24, 2022, the Reporting Person entered into a share surrender agreement, pursuant to which the Founder Shares were reduced to 1,725,000, with up to an aggregate 225,000 Founder Shares subject to forfeiture by the Reporting Person depending on the extent to which the underwriter’s over-allotment option is exercised.

On October 14, 2022, the Reporting Person entered into a unit private placement agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement and simultaneously with the closing of the initial public offering of the Issuer, on October 18, 2022, the Reporting Person acquired 340,000 units at $10.00 per unit, each unit consisting of one Share and one Right. On October 21, 2022, simultaneously with the underwriter’s exercise of the overallotment of the initial public offering, the Reporting Person acquired additional 31,500 Units, each unit consisting of one Share and one Right.

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, and direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Shares beneficially or directly owned by the Reporting Person is based upon a total of 8,941,800 shares of common stock outstanding as of December 22, 2022. The Reporting Person beneficially owns 2,096,500 Shares, representing approximately 23.45% issued and outstanding Shares.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 2,096,500 Shares, representing approximately 23.45% issued and outstanding Shares.

(c) N/A

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 44364H 209

CUSIP No. 44364H 100

CUSIP No. 44364H 118

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
10.1	Securities Subscription Agreement, dated March 18, 2021, between the Issuer and the Reporting Person
10.2	Second Amended and Restated Unit Private Placement Agreement, dated October 14, 2022, between the Issuer and the Reporting Person
10.3	Share Surrender Agreement, dated January 24, 2022, between the Issuer and the Reporting Person

SCHEDULE 13D

CUSIP No. 44364H 209

CUSIP No. 44364H 100

CUSIP No. 44364H 118

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2023

HUDSON SPAC HOLDING, LLC

By:	/s/ Xiaoyue Zhang
Name:	Xiaoyue Zhang
Title:	Authorized Signatory